
05009112

2 June 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 June 2005, Re: Lion Industries Corporation Berhad ("LICB") - Proposed issuance of 6-year RM500 million Bai'Bithaman Ajil Islamic Private Debt Securities by Antara Steel Mills Sdn Bhd, a 99% owned subsidiary of LICB for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286





Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 01-06-2005 05:30:35 PM

Reference No LI-050601-43C8D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

PROPOSED ISSUANCE OF 6-YEAR RM500 MILLION BAI' BITHAMAN AJIL ISLAMIC PRIVATE DEBT SECURITIES BY ANTARA STEEL MILLS SDN BHD, A 99% OWNED SUBSIDIARY OF LICB ("PROPOSED BaIDS")

* **Contents :-**

Further to our announcements dated 15 September 2004, 4 March 2005 and 30 March 2005, the Company is pleased to announce that it has on 31 May 2005 obtained the approval of the Securities Commission *vide* its letter dated 27 May 2005 for the Proposed BaIDS.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

01 JUN 2005